                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                    UNITED STATES                 OMB Number:        3235-0058
          SECURITIES AND EXCHANGE COMMISSION      Expires:       June 30, 1991
               Washington, D.C. 20549             Average estimated burden
                                                  hours per response......2.50
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                                                  ----------------------------
                    FORM 12b-25                         SEC FILE NUMBER
                                                            0-23396
                                                  ----------------------------
                                                  ----------------------------
            NOTIFICATION OF LATE FILING                   CUSIP NUMBER

                                                  ----------------------------

(Check One):   / / Form 10-KSB    / / Form 20-F   / / Form 11-K
              /X/  Form 10-QSB    / / Form N-SAR

         For Period Ended: December 31, 1998
                          ------------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---------------------------------------


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT  INFORMATION


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Pacific Biometrics, Inc.


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Full Name of Registrant


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Former Name if Applicable

25651 Atlantic Ocean Drive
Suite A-1
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Address of Principal Executive Office (Street and Number)
Lake Forest, CA 92630
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         /X/ (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                 (Attach Extra Sheets if Needed)

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company was delayed in preparation of its Quarterly Report on Form 10-QSB due to reductions in administrative and accounting staff.

PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.        (212)                         969-3208
--------------------------------------------------------------------------------
         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  /X/ Yes / / No
--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A".
--------------------------------------------------------------------------------

                            Pacific Biometrics, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     February 16, 1999                       By:   /s/ Peter B. Ludlum
      -----------------------------                   ---------------------
                                                        Peter B. Ludlum
                                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                                                 (Attach Extra Sheets if Needed)

SEC 1344(8-84)

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                 (Attach Extra Sheets if Needed)

                                 ATTACHMENT "A"

                            PACIFIC BIOMETRICS, INC.
                      (a company in the development stage)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          For the Three Month Periods Ended December 31, 1998 and 1997, and For the Period from Inception (December 1992) to December 31, 1998
                                   (unaudited)

                                                                                 For the Period
                                                      Three Month Period         from Inception
                                                        Ended December 31,     (December 1992) to
                                                      1998            1997      December 31, 1998
                                                  ------------    ------------  -----------------
Revenues                                          $    329,274    $    871,290    $  8,170,471
                                                  ------------    ------------    ------------

Operating expenses:
  Laboratory expense and cost of goods sold            267,109         732,635       6,257,417
  Research and product development                     242,922         549,806       5,391,427
  Selling, general and administrative                  534,523         522,501       7,256,462
  Purchased in-process research and development              0               0       6,373,884
  Amortization of intangible assets                    200,452          15,625       1,423,926
                                                  ------------    ------------    ------------

       Total operating expenses                      1,245,005       1,820,567      26,703,116
                                                  ------------    ------------    ------------

Operating loss                                        (915,730)       (949,277)    (18,532,644)
                                                  ------------    ------------    ------------

Other income (expense):
  Interest expense                                     (66,095)        (15,690)       (529,735)
  Interest income                                       10,716          18,051         314,380
  Grant and other income                                 4,112           5,861          78,186
                                                  ------------    ------------    ------------
                                                       (51,267)          8,222        (137,169)
                                                  ------------    ------------    ------------

Net loss                                          $   (966,998)   $   (941,055)   $(18,669,814)
                                                  ============    ============    ============

Basic and diluted loss per share                  $      (0.28)   $      (0.25)   $     (11.32)
                                                  ============    ============    ============

Number of shares used in per-share calculation       3,709,671       3,706,424       1,837,260
                                                  ============    ============    ============

                                                 (Attach Extra Sheets if Needed)

Results of Operations:

Comparison of the three and six month periods ended December 31, 1998 and 1997:

Rounded to Nearest                 Three        Six
 Thousand Dollars                  Months     Months
 ----------------                  ------     ------
REVENUES:
Ended 12/31/98                      $ 329         $636      Revenues for both quarters are almost entirely
Ended 12/31/97                      $ 871       $1,510      comprised of laboratory service revenue.  Revenues
Dollar variance                     $(542)      $ (873)     were higher for the quarter ended 12/31/97 due to work
Percent variance                      (62)%        (58)%    performed on a large contract that was not replaced.


LABORATORY EXPENSES AND COST OF GOODS SOLD:
Ended 12/31/98                      $ 267        $ 584      The decrease is related directly to the decline in
Ended 12/31/97                      $ 733     $  1,127      revenues, partially offset by additions to capital
Dollar variance                     $(466)    $   (543)     equipment and relocation into a new facility.
Percent variance                      (64)%        (48)%


RESEARCH AND PRODUCT DEVELOPMENT:
Ended 12/31/98                      $ 243      $   753      The increase in the three-month periods is due to
Ended 12/31/97                      $ 550      $ 1,012      curtailment of R&D programs.  The lower costs in the
Dollar variance                     $(307)     $  (259)     six-month periods are partially offset by the accrual
Percent variance                      (56)%        (26)%    of severance costs.


SELLING, GENERAL AND ADMINISTRATION EXPENSES:
Ended 12/31/98                      $ 535       $1,114      The increase in expenses results primarily from
Ended 12/31/97                      $ 523        $ 962      increased sales effort for laboratory operations and
Dollar variance                     $  12         $152      higher legal and auditing costs.
Percent variance                        2%          16%


AMORTIZATION OF INTANGIBLE ASSETS:
Ended 12/31/98                      $ 200        $ 401      The increase is due to the inclusion of non-cash
Ended 12/31/97                      $  16         $ 31      amortization of the Sudormed license.
Dollar variance                     $ 185         $370
Percent variance                     1183%        1183%


TOTAL OTHER INCOME (EXPENSE):
Ended 12/31/98                     $  (51)       $(108)     The additional net expense is due to both the
Ended 12/31/97                      $   8         $ 58      inclusion of imputed interest on the Sudormed license
Dollar variance                      $(59)       $(166)     obligation and on a decline in interest income.
Percent variance                     (724)%       (285)%

NET (LOSS):
Ended 12/31/98                      $(967)     $(2,323)     Decreased revenue and new amortization in the
Ended 12/31/97                      $(941)     $(1,565)     three-month periods is offset by the decreases in
Dollar variance                      $(26)       $(758)     R&D.  The decrease in revenue and increase in
Percent variance                       (3)%        (48)%    amortization exceeded the lower R&D for the six-month
                                                            period.

                                                 (Attach Extra Sheets if Needed)

SEC 1344(8-84)